March 7, 2018

Mr. Terence O’Brien

Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E. Mail Stop 4631

Washington, D.C. 20549

Re: International Baler Corporation

Form 10-K for the year ended October 31, 2017, filed January 26, 2018

File No. 0-14443

Ladies and Gentlemen

This letter responds to comments of the Staff of the Securities and Exchange Commission contained in the letter dated March 6, 2018 regarding the International Baler Form 10-K for the fiscal year ended October 31, 2017. For the staff’s convenience we have recited the staff’s comment and provided the Company’s response to comment immediately thereafter.

Controls and Procedures, page 11

1.	Please confirm to us, if true, that management concluded that its disclosure controls and procedures were effective as of October 31, 2017 pursuant to Item 307 of Regulation S-K. Please ensure such conclusion is clearly stated in your filings.

We acknowledge the staff’s comment. We confirm that management had concluded that its disclosure controls and procedures were effective as of October 31, 2017. In future filings we will confirm that disclosure controls and procedures were effective as of the period ending date of filing.

International Baler Corporation

William E. Nielsen

President

Chief Financial Officer

International Baler Corporation	Tel:	904-358-3812
5400 Rio Grande Avenue		800-231-9286
P.O. Box 6922 (zip 32236)	Fax:	904-358-7013
Jacksonville, Florida 32254	Email:	sales@intl-baler.com
	Web:	www.intl-baler.com